The Company You Keep®	New York Life Insurance Company 51 Madison Avenue New York, NY 10010 (212) 576-4958 E-Mail: trina_sandoval@newyorklife.com Trina Sandoval Associate General Counsel

March 6, 2018

VIA E-MAIL AND EDGAR

Frank A. Buda, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”)

NYLIAC Variable Annuity Separate Account III, File Nos. 811-08904/333-156018

New York Life Premier Variable Annuity (“Premier”)

New York Life Premier Plus Variable Annuity (“Premier Plus”)

New York Life Premier Variable Annuity II (“Premier II”)

New York Life Premier Plus Variable Annuity II (“Premier Plus II”)

Dear Mr. Buda:

Thank you for your prompt review of the above-referenced filing. We are providing responses to the telephonic comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) that we received on February 21, 2018, in connection with the post-effective amendment to the above-referenced registration statement (the “Registration Statement”) filed on February 2, 2018 (the “Amendment”). For your convenience, each of those comments is set forth below, followed by our response to the comment. Unless otherwise noted, Staff comments were on the Premier Plus II prospectus.

1.    Staff Comment:

Please provide a state variations appendix to the Premier and Premier Plus prospectuses.

Response: Comment complied with. State variations appendices have been added to the Premier and Premier Plus prospectuses.

2.    Staff Comment:

Make conforming changes in response to SEC Staff comments on the Premier Plus II prospectus, as applicable to all the other Prospectuses.

Response: All applicable conforming changes have been made.

3.    Staff Comment:

In the “Total Annual Portfolio Company Operating Expenses” table of the prospectus, update to the 2017 expenses.

Response: The post-effective amendment to the Registration Statement that we expect to file on or about April 10, 2018 will include the updated expenses.

4.    Staff Comment:

In the “Annual Portfolio Company Operating Expenses” table of the prospectus, update the fee waiver footnotes.

Response: The post-effective amendment to the Registration Statements that we expect to file on or about April 10, 2018 will include the updated footnotes.

5.    Staff Comment:

In the ninth paragraph under “Questions and Answers About New York Life Premier Plus Variable Annuity II – What charges are assessed against the policy?” section of the prospectus, please (a) confirm whether Appendix 4 – State Variations includes the relevant state variations and (b) add a cross reference to such Appendix 4.

Response: Confirmed. The disclosure has been revised to add a cross reference to Appendix 4.

6.    Staff Comment:

In the “Financial Statements” section of the prospectus, update to include the financial statements for the period ended 12/31/17.

Response: The post-effective amendment to the Registration Statement that we expect to file on or about April 10, 2018 will include the updated financial statements for the period ended 12/31/17.

7.    Staff Comment:

In the third paragraph of the “Asset Allocation Models” section of the prospectus, revise the disclosure to clarify that a policyowner who has elected the IPR is not required to select an Asset Allocation Model.

Response: Comment complied with. The disclosure has been revised to clarify that a policyowner who has elected the IPR and, “[has] opted to allocate [their] premium payments to one of the available Asset Allocation Models,” cannot opt out of rebalancing, and their allocations to such model will be rebalanced quarterly to reflect the model’s original percentages.

8.    Staff Comment:

In the last line of fourth paragraph of the “Asset Allocation Models” section of the prospectus, add “and seek your instructions on how you want your Accumulation Value or premium payments reallocated” to the end of the sentence.

Response: Comment complied with. The disclosure has been revised as requested.

9.    Staff Comment:

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In the seventh paragraph of the “Asset Allocation Models” section of the prospectus, please use the defined term “Former Asset Allocation Models,” as applicable.

Response: Comment complied with. The disclosure has been revised as requested.

10.    Staff Comment:

In the fourth sentence of the tenth paragraph of the “Asset Allocation Models” section of the prospectus, add “or change your premium allocation instructions” to the end of the sentence.

Response: Comment complied with. The disclosure has been revised as requested.

11.    Staff Comment:

Make conforming changes in response to SEC Staff comments on the IPR 3.0 Rider section of the Premier Plus II prospectus, as applicable to all iterations of this rider in the prospectus and all other prospectuses.

Response: All applicable conforming changes have been made.

12.    Staff Comment:

In “The Policies – Riders – (e) Investment Preservation Rider 3.0 (optional)” section of the prospectus, consider adding disclosure explaining the differences between IPR, IPR 2.0 and IPR 3.0 to help a policyowner decide between purchasing the IPR, IPR 2.0 or IPR 3.0.

Response: As of May 1, 2018, only the IPR 3.0 Rider will be available to policyowners. Because the policyowner will never have the option to choose between the IPR, IPR 2.0 and IPR 3.0 Rider versions, we do not believe disclosure explaining the differences between the three Riders is necessary.

13.    Staff Comment:

In section (iii) of the fourth paragraph of “The Policies – Riders – (e) Investment Preservation Rider 3.0 (optional)” section of the prospectus, please add disclosure stating that (i) the new charge will not exceed the guaranteed maximum charge in the “Table of Fees and Expenses” and (ii) upon reset, the allocation restrictions may change.

Response: Comment complied with. The disclosure has been revised as requested.

14.    Staff Comment:

In last sentence of section (iii) of the fourth paragraph of “The Policies – Riders – (e) Investment Preservation Rider 3.0 (optional)” section of the prospectus, please revise in line with File No. 333-219399 to read: “We can suspend or discontinue the ability to reset the Guaranteed Amount at any time in our sole discretion on a nondiscriminatory basis. If we decide to suspend or discontinue the ability to reset the Guaranteed Amount, we will promptly notify you in writing.”

Response: Comment complied with. The disclosure has been revised as requested.

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We appreciate your review of our responses to your comments received on February 21, 2018. We intend to incorporate these revisions in the Registration Statement by means of post-effective amendment filed pursuant to Rule 485(b) under the Securities Act of 1933, on or about April 10, 2018.

If you have any comments or questions, please feel free to contact me at (212) 576-4958.

Sincerely,

/s/ Trina Sandoval
Trina Sandoval
Associate General Counsel

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